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As filed with the Securities and Exchange Commission on June 10, 2003
Registration No. 333-105497

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SILICON IMAGE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0396307 (I.R.S. Employer Identification Number)

1060 East Arques Avenue
Sunnyvale, California 94085
(408) 616-4000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David D. Lee
President and Chief Executive Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, California 94085
(408) 616-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David K. Michaels, Esq.
Nicole A. Black, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS

        SUBJECT TO COMPLETION, DATED JUNE 10, 2003

        The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Silicon Image, Inc.

Up to 2,500,817 Shares of Common Stock

        The 2,500,817 shares of common stock covered by this prospectus were previously issued by Silicon Image in connection with its acquisition of TransWarp Networks, Inc. These shares may be offered and sold over time by the stockholders named in this prospectus under the heading "Selling Stockholders," by their pledgees or donees, or by other transferees that receive the ordinary shares in transfers other than public sales.

        The selling stockholders may sell their Silicon Image shares in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution."

        We will not receive any of the proceeds from the sale of these shares.

        Our common stock currently trades on the Nasdaq National Market under the symbol "SIMG". The last reported sale price of our stock on June 9, 2003 was $6.05 per share.

        Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003

TABLE OF CONTENTS

Summary	3
The Offering	4
Risk Factors	5
Use of Proceeds	24
Selling Stockholders	25
Plan of Distribution	29
Legal Matters	31
Experts	31
Where You Can Find More Information	31

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully and consider all of the information contained or incorporated by reference in this prospectus before buying shares in this offering. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially from those anticipated or implied. The section entitled "Risk Factors" contains a discussion of some of the factors that could contribute to these differences.

Silicon Image, Inc.

        Silicon Image designs, develops and markets semiconductor products for applications that require high-bandwidth, cost-effective solutions for high-speed digital data communications. The markets into which we sell our products are personal computer (PC), consumer electronics (CE) and storage. Our products for the PC market include: transmitters, which are used in graphic cards or motherboards, for PCs and notebook computers; receivers for use in cathode ray tubes, flat panel monitors, flat panels and projectors; and intelligent panel controllers, which integrate a receiver with a timing controller, for use in liquid crystal display panels. Our products in the PC market are based on PanelLink® technology, which is our proprietary implementation of the digital visual interface specification that defines a high-speed serial data communication link between computers and digital displays. Our products for the CE market include: transmitters for use in set-top boxes, DVD players and D-VHS players; controllers for digital TVs; and digital video processors for use in progressive scan DVD players, DTVs, LCD TVs, projectors and set-top boxes, and video processing systems for use in HDTVs, multimedia TVs, data and video projectors and PC monitors. Our products for the storage market include: fibre channel serializer/deserializer devices for host bus adapters and switches that connect PCs and servers to large storage banks; serial ATA controllers for PC motherboards, disk controller add-in cards and storage/embedded systems; serial ATA-to-parallel ATA bridges for use in storage systems and optical and hard disk drives; serial ATA physical layer for use in PC motherboards and storage/embedded systems; and parallel and universal serial bus controllers for use in PC motherboards, add-in cards and embedded systems. In addition, we have decided to license our technology to third parties that address market segments in which we do not want to participate directly.

        Our objective is to be a leading provider of systems and semiconductors that enable high-speed digital communications and optimize cost-per-bandwidth across targeted communications markets. Key elements of our strategy are to target the PC, CE and storage markets, develop and promote open industry standards, achieve design wins with key industry leaders, and license our technology to companies that address market segments in which we have chosen not to directly participate.

        We incorporated in California on January 1, 1995 and reincorporated in Delaware in September 1999. Our address is 1060 East Arques Avenue, Sunnyvale, CA 94085, our website address is http://www.siimage.com and our telephone number is (408) 616-4000.

The Offering

        Each of the shares that may be offered under this prospectus were issued by us to the selling stockholders named herein in connection with our acquisition of TransWarp Networks. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933.

Common stock that may be offered by selling stockholders	2,500,817 shares
Common stock to be outstanding after this offering	69,393,266 shares*
Use of proceeds	We will not receive any proceeds.

*
The number of shares to be outstanding after this offering is based on the number of shares outstanding as of April 30, 2003, this number includes the shares issued in exchange for the outstanding capital stock of TransWarp Networks.

        In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

        This prospectus contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements involve a number of risks and uncertainties, including those identified in the section of this prospectus entitled "Factors Affecting Future Results," that may cause actual results to differ materially from those discussed in, or implied by, such forward-looking statements. Forward-looking statements within this prospectus are identified by words such as "believes," "anticipates," "expects," "intends," "may," "will" and other similar expressions. However, these words are not the only means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances occurring subsequent to the filing of this prospectus with the SEC. Our actual results could differ materially from those anticipated in, or implied by, forward-looking statements as a result of various factors, including the risks outlined elsewhere in this report. Readers are urged to carefully review and consider the various disclosures made by Silicon Image, Inc. in this report and in our other reports filed with the SEC that attempt to advise interested parties of the risks and factors that may affect our business.

RISK FACTORS

        You should carefully consider the following risk factors, together with all other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed in or implied by forward-looking statements made by us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We operate in rapidly evolving markets, which makes it difficult to evaluate our future prospects.

        The revenue and income potential of our business and the markets we serve is unproven. We began volume shipments of our first display products in the third quarter of 1997. The Digital Visual Interface (DVI) specification, which is based on technology developed by us and used in many of our products, was first published in April 1999. The DVI specification defines a high-speed data communication link between computers and digital displays, such as flat panel displays, projectors and cathode ray tubes. We completed our first generation of consumer electronics and storage IC products in mid-to-late 2001. In addition, the preliminary serial ATA specification was first published in August 2001 and the High Definition Multimedia Interface (HDMI) specification was first released in December 2002. Accordingly, we face risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. If we do not successfully address these risks and difficulties, our results of operations could be negatively affected.

We have a history of losses and may not become profitable.

        We have incurred net losses in each fiscal year since our inception, including losses of $40.1 million and $76.1 million for the years ended December 31, 2002 and 2001, respectively. We expect to continue to incur net losses for the foreseeable future. Accordingly, we may not achieve and sustain profitability.

Our quarterly operating results may fluctuate significantly and are difficult to predict.

        Our quarterly operating results are likely to vary significantly in the future based on a number of factors over which we have little or no control. These factors include, but are not limited to:

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  the growth, evolution and rate of adoption of industry standards for our key markets, including digital-ready PCs and displays, consumer electronics and storage devices;

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  competitive pressures, such as the ability of competitors to successfully introduce products that are more cost-effective or that offer greater functionality than our products, including by integrating into their products functionality offered by our products, and the prices set by competitors for their products;

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  average selling prices of our products, which are influenced by competition and technological advancements, among other factors;

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  government regulations regarding the timing and extent to which digital content must be made available to consumers;

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  the availability of other semiconductors or other key components that are required to produce a complete solution for the customer; usually, we supply one of many necessary components;

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  the fact that our licensing revenue is heavily dependent on a few key deals being completed, the timing of which is not always predictable and is especially susceptible to delay beyond the period in which they are expected, and our concentrated dependence on a few licensees for substantial portions of our expected licensing revenue;

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  the cost of components for our products and prices charged by the third parties who manufacture, assemble and test our products;

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  fluctuations in the price of our common stock, which drive a substantial portion of our non-cash stock compensation expense; and

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  the nature and extent of litigation activities, particularly our patent infringement suit against Genesis.

        Because we have little or no control over these factors, our operating results are difficult to predict. Any substantial adverse change in any of these factors could negatively affect our business and results of operations.

Our future quarterly operating results are highly dependent upon how well we manage our business.

        Our quarterly operating results may fluctuate based on how well we manage our business. Some of the factors that may affect how well we manage our business include the following:

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  our ability to manage product introductions and transitions;

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  our ability to successfully manage our entry into new markets such as storage and consumer electronics;

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  our ability to achieve acceptable manufacturing yields and develop automated test programs within a reasonable time frame for our new products;

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  our ability to close licensing deals and make deliverables and milestones on which recognition of revenue often depends;

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  our ability to structure our organization to enable achievement of our operating objectives and to meet the needs of our customers and markets;

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  the success of the distribution channels through which we choose to sell our products; and

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  our ability to manage expense and inventory levels.

        If we fail to effectively manage our business, this could adversely affect our results of operations.

The licensing component of our business strategy may not be successful.

        Part of our business strategy is to license certain of our technology to companies that address markets in which we do not want to directly participate. We have limited experience marketing and selling our technology on a licensing basis. In conjunction with the business strategy we adopted in late 2001, we signed our first license contract in December 2001, and have signed numerous more since then; however, there can be no assurance that additional companies will be interested in licensing our technology on commercially favorable terms or at all. We also cannot ensure that companies who license our technology will introduce and sell products incorporating our technology, will accurately report royalties owed to us, will pay agreed upon royalties, will not infringe upon or misappropriate our intellectual property and will maintain the confidentiality of our proprietary information. Licensing revenue is heavily dependent on a few key deals being completed, the timing of which is not always predictable and is especially susceptible to delay beyond the period in which they are expected. Also, generating revenue from licensing arrangements is a lengthy and complex process that may last beyond the period in which efforts begin, and once an agreement is in place, the timing of revenue recognition may be dependent on customer acceptance of deliverables, achievement of milestones, and other factors. In addition, in any period, our expectation of licensing revenue is or may be dependent on one or a few licenses being completed. Due to these factors, the amount of license revenue recognized in any period may differ significantly from our expectations.

Our strategic restructuring program may not be successful.

        During the third quarter of 2001, we began a program to focus our business on products and technology, including those obtained through acquisitions, in which we have, or believe we can achieve, a leadership position. As part of this program, we decided to cancel numerous products under development, to remove certain projects from our development plan, to phase out or de-emphasize certain existing products, to license our technology to companies that participate in markets we do not address and to integrate the operations of our two recently acquired companies, CMD Technology and Silicon Communication Lab. In particular, we intend to concentrate on our discrete transmitter and receiver products for PCs and displays, and on developing products and promoting adoption of the HDMI and serial ATA standards for the consumer electronics and storage markets, respectively. Additionally, in the second quarter of 2002, we transitioned to a licensing model for our storage systems business and are therefore phasing out our board level products through the middle of 2003. We expect that we will continue to generate revenue from sales of products being phased out or de-emphasized for a limited period of time and that costs for selling and marketing these products will be minimal due to the limited resources allocated for this purpose. However, if demand for these products is not sufficient to use our existing inventory, we may incur charges for excess and obsolete inventory. Products to be phased out or de-emphasized represented approximately 25% of our revenue in 2001 and 10% of our revenue for the year ended December 31, 2002. In connection with this program, we have implemented three workforce reductions eliminating 109 positions, or 36% of our third quarter 2001 workforce, and have recorded restructuring expense of $8.6 million. In addition, we reduced our workforce by 27 people, or approximately 10%, in the first quarter of 2003 in connection with a realignment of our company into lines of business. In connection with this workforce reduction, we recorded $1.0 million of restructuring expense in the first quarter of 2003.

        There is no guarantee that our strategic restructuring program or reorganization will be successful. The markets in which we are promoting new technologies and standards are still developing and evolving, and there can be no assurance as to the rate or extent of adoption of these new technologies and standards.

We face intense competition in our markets, which may lead to reduced revenue from sales of our products and increased losses.

        The PC, CE and storage markets in which we operate are intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and declining selling prices. Our display products face competition from a number of sources, including analog solutions, DVI-based solutions, dual (analog and DVI based) solutions and other digital interface solutions. We expect competition in the display market to increase. For example, Analog Devices, ATI, Broadcom, Chrontel, Genesis Microchip, Matrox, National Semiconductor, nVidia, Phillips, Pixelworks, SIS, Smart ASIC, ST Microelectronics, Texas Instruments and Thine have all begun shipping products or announced intentions to introduce products that we expect will compete with our PanelLink products. Other companies have announced DVI-based solutions and we expect that additional companies are likely to enter the market. In the future, our current or potential customers may also develop their own proprietary solutions that would likely be the integration of a DVI transmitter into a graphics processing unit or integration of a DVI receiver into a monitor controller.

        In the CE market, our digital interface products are used to connect cable set-top boxes, satellite set-top boxes and DVD players to digital televisions. These products incorporate DVI and High-bandwidth Digital Content Protection (HDCP), or HDMI with or without HDCP support. Companies that have announced or are shipping DVI-HDCP solutions include TI, Thine, Broadcom and Genesis. In addition, our video processing products face competition from products sold by AV Science, Broadcom, Focus Enhancements, Genesis, Mediamatics, Micronas Semiconductor, Oplus, Philips, Pixelworks and Trident. We also compete, in some instances, against in-house processing solutions designed by large original equipment manufacturers. We expect competition for HDMI products from the other HDMI founders and adopters, including Hitachi, Matsushita, Philips, Sony, Thomson and Toshiba.

        In the storage market, our Fibre Channel product faces competition from companies selling similar discrete products, including Agilent, PMC Sierra and Vitesse, from other Fibre Channel SerDes providers who license their core technology, such as LSI Logic, and from companies that sell Host Bust Adaptors (HBA) controllers with integrated SerDes, such as QLogic and Agilent. In the future, our current or potential customers may also develop their own proprietary solutions that may include integration of SerDes.

        Our serial ATA products compete with similar products from Marvell and Promise. In addition, other companies such as Adaptec, APT, Intel, LSI Logic, ServerWorks and Vitesse, have developed or announced intentions to develop serial ATA controllers. We also may compete against Intel and other motherboard chip-set makers that may integrate serial ATA functionality into their chipsets; in fact, Intel has announced its intention to integrate this functionality into one of its upcoming chip sets.

        Our parallel ATA products compete with IC vendors including Promise and Highpoint. Our RAID controller board products face competition from Mylex, Infortrend, and Chaparral.

        Some of these competitors have already established supplier or joint development relationships with current or potential customers and may be able to leverage their existing relationships to discourage these customers from purchasing products from us or persuade them to replace our storage products with theirs. Many of our competitors have longer operating histories, greater presence in key markets, better name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. In addition, some of our competitors could merge which may enhance their market presence. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements, or devote more resources to the promotion and sale of their products. We cannot assure you that we can compete successfully against current or potential competitors, or that competition will not reduce our revenue and increase our losses.

Growth of the market for our PC products depends on the widespread adoption and use of the DVI specification.

        Our success is largely dependent upon the rapid and widespread adoption of the DVI specification, which defines a high-speed data communication link between computers and digital displays. We cannot predict the rate at which manufacturers of computers and digital displays will adopt the DVI specification. To date, relatively few systems implementing all of the electrical and mechanical aspects of the DVI specification have been shipped. The DVI adoption rate in the PC market increased to 12% in 2002, from 7% in 2001. Adoption of the DVI specification may be affected by the availability of computer components able to communicate DVI-compliant signals, such as transmitters, receivers, connectors and cables necessary to implement the specification. Other specifications may also emerge that could adversely affect the acceptance of the DVI specification. For example, a number of companies have promoted alternatives to the DVI specification using other interface technologies, such as low voltage differential signaling, or LVDS. Further delays in the widespread adoption of the DVI specification could reduce acceptance of our products, limit or reduce our revenue growth and increase our losses.

Demand for our products for the consumer electronics market is dependent on the adoption and widespread use of the HDMI 1.0 specification.

        Our success in the consumer electronics market is largely dependent upon the rapid and widespread adoption of the HDMI 1.0 specification, which combines high-definition video and multi-

channel audio in one digital interface and uses our patented underlying transition minimized differential signaling (TMDS™) technology, and optionally Intel's HDCP technology, as the basis for the interface. Version 1.0 of the specification was published for adoption on December 9, 2002. We cannot predict the rate at which manufacturers will adopt the HDMI specification or if the specification will be adopted at all. Adoption of the HDMI specification may be affected by the availability of consumer products, such as DVD players and televisions, and of computer components that implement this new interface. Other competing specifications may also emerge that could adversely affect the acceptance of the HDMI specification. Delays in the widespread adoption of the HDMI specification could reduce acceptance of our products, limit or reduce our revenue growth and increase our losses.

Our ability to increase sales of our products for display systems depends on host system manufacturers including DVI-compliant transmitters in their systems.

        Our success depends on increasing sales of our receiver products to display manufacturers. To increase sales of our receiver products, we need computer manufacturers to incorporate DVI-compliant transmitters in their systems, making these systems digital-ready. During 2002, we introduced a low-cost add-in card that can be used in conjunction with Intel's 845G chip set to provide an all-digital connection to flat panels. Intel's 845G chip set is intended to provide an all-digital path on the motherboard bus, and should make it easier to provide digital video out. Use of Intel's 845G chip set, or any digital path chip set, is not universal and may not gain market acceptance. If computers are not digital-ready, they will not operate with their digital displays, which will limit and may reduce the demand for our digital host and receiver products.

Our success depends on managing our relationship with Intel

        Intel has a dominant role in many of the markets in which we compete, such as PCs and storage, and is a growing power in the CE market. We have a multi-faceted relationship with Intel that is complex and requires significant management attention, including:

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  Intel has been an investor of ours;

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  Intel and we have been parties to a business cooperation agreement;

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  Intel and we are parties to a patent cross-license;

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  Intel and we worked together to develop HDCP;

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  An Intel subsidiary has the exclusive right to license HDCP, of which we are a licensee;

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  Intel and we were two of the original founders of the Digital Display Working Group (DDWG);

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  Intel is a promoter of the serial ATA working group, of which we are a contributor;

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  Intel is a supplier to us and a customer for our products;

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  We believe that Intel has the power to drive adoption of DVI, serial ATA and HDMI, by making them widely available in its chip sets and motherboards, which could negatively affect demand for our products;

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  Intel may potentially integrate the functionality of our products, including fibre channel, serial ATA or DVI, into its own chips and chip sets, thereby displacing demand for our products;

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  Intel may design new technologies that would require us to re-design our products for compatibility, thus increasing our R&D expense and reducing our revenue;

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  Intel's technology, including its 845G chip set may lower barriers to entry to other parties who may enter the market and compete with us; and

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  Intel may enter into or continue relationships with our competitors that can put us at a relative disadvantage.

        Our cooperation and competition with Intel can lead to positive benefits if managed effectively. If our relationship with Intel is not managed effectively, it could seriously harm our business, negatively affect our revenue, and increase our operating expenses.

Our success depends on the growth of the digital display market.

        Our business depends on the growth of the digital display market. The potential size of the digital display market and its rate of development are uncertain and will depend on many factors, including:

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  the number of digital-ready computers that are being produced and consumer demand for these computers;

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  the rate at which display manufacturers replace analog or non-compliant DVI interfaces with fully DVI-compliant interfaces;

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  the availability of cost-effective semiconductors that implement a fully DVI-compliant interface; and

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  improvements to analog technology, which may decrease consumer demand for our digital display products.

        In order for the digital display market to grow, digital displays must be widely available and affordable to consumers. In the past, the supply of digital displays, such as flat panels, has been cyclical and consumers have been very price sensitive. Also, some manufacturers have implemented DVI interfaces that are not fully DVI-compliant. These interfaces often interfere with the operability of our products which function best with a fully DVI-compliant interface. Our ability to sustain or increase our revenue may be limited should there not be an adequate supply of, or demand for, affordable digital displays with fully DVI-compliant interfaces.

Our success depends on the development and growth of markets for products based on new and emerging storage technologies.

        Our product development efforts in the storage market are focused on the development of products using new interface technologies such as fibre channel and serial ATA. The markets for these new interface technologies are at an early stage of development, and there can be no assurance that they will replace other storage interfaces that are now widely used, such as parallel ATA and SCSI. The potential size and rate of development of these markets are uncertain and will depend on many factors, including:

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  the rate at which manufacturers of storage subsystems adopt new interface technologies, which may be more costly to implement than existing interface technologies until volumes are sufficient to bring costs to competitive levels;

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  the availability of cost-effective semiconductors and components for storage subsystems, such as serial ATA-enabled hard drives and serial ATA enabled optical drives (CD and DVD), that implement new interface technologies for the storage market;

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  whether Intel or other motherboard manufacturers integrate the functionality of our products, such as serial ATA, into their chips and chip sets; and

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  improvement to existing storage interface technologies such as parallel ATA and SCSI, or the introduction of other new storage interface technologies, either of which may decrease consumer demand for our storage products.

        In particular, the rate of implementation of the serial ATA interface will depend on how quickly drive manufacturers, motherboard and PC providers and chipmakers are able to resolve technical communication and functionality issues to enable a "plug and play" environment in which a computer system is automatically able to recognize and configure storage devices. Resolution of these issues could be time-consuming, and will depend in good measure on the ability of chipmakers to incorporate the required high-speed serial data transfer capabilities into their semiconductors without sacrificing manufacturing yields.

        Any delay in acceptance of new interface technologies, or a reduction in the growth or size of the market for systems based on serial ATA or fibre channel technologies, would limit sales of our storage products and reduce our revenue. Any delay in the availability of serial ATA compatible drives or acceleration of serial ATA or fibre channel SerDes integration efforts by motherboard or storage controller manufacturers may also reduce our revenue.

        We have promulgated a SATALite specification to which we have invited key industry members to participate. This program includes certain licenses to our technology that we hope will increase market acceptance of our serial ATA products. There can be no assurance that this program will succeed, or that SATALite participants will not use our technology to compete against us.

        To date, we have achieved a number of design wins for our serial ATA and fibre channel storage products. Even after we have achieved a design win from an Original Equipment Manufacturer (OEM), we may not realize any revenue, or significant revenue, from that OEM since a design win is not a binding commitment to purchase our products and the OEM may not achieve market acceptance for their product. Further delay in serial ATA-enabled drive availability may lead OEMS to re-open their designs and designs we have won may be subject to being lost, which could reduce our revenue and increase our operating expenses in competing to re-win designs.

A significant amount of our revenue is associated with the adoption of new or emerging technologies within the PC industry. The PC industry has slowed and the adoption of these new technologies may not occur as planned.

        A large portion of our revenue is directly or indirectly related to the PC industry and the adoption of new or emerging technologies within the PC industry. Accordingly, we are highly dependent on the adoption of new or emerging technologies within the PC industry, which experienced a slowdown in growth during the second half of 2000 that has continued through the first quarter of 2003. We cannot predict the duration or severity of the downturn in the PC and display market, or in the general economy, or its effect on our revenue and operating results, including the adoption of these new or emerging technologies. If the market for PCs and PC-related displays continues to grow at a slow rate or contracts whether due to reduced demand from end users, macroeconomic conditions or other factors, our business and results of operations could be negatively affected.

        Although we are attempting to broaden our product offerings to include more products for the consumer electronics and storage markets, there can be no guarantee that we will succeed in this effort. To date, we have achieved reasonable success, but if we fail to consistently achieve design wins in the consumer electronics and storage markets, we will remain highly dependent on the PC industry.

We do not have long-term commitments from our customers and we allocate resources based on our estimates of customer demand.

        Substantially all of our sales are made on the basis of purchase orders, rather than long-term agreements. In addition, our customers may cancel or reschedule purchase orders. We purchase inventory components and build our products according to our estimates of customer demand. This process requires us to make multiple assumptions, including volume and timing of customer demand for each product, manufacturing yields and product quality. If we overestimate customer demand or product quality or under estimate manufacturing yields, we may build products that we may not be able to sell at an acceptable price or at all. As a result, we would have excess inventory, which would increase our losses. Additionally, if we underestimate customer demand or if sufficient manufacturing capacity is unavailable, we will forego revenue opportunities or incur significant costs for rapid increases in production, lose market share and damage our customer relationships.

Our lengthy sales cycle can result in a delay between incurring expenses and generating revenue, which could harm our operating results.

        Because our products are based on new technology and standards, a lengthy sales process, typically requiring several months or more, is often required before potential customers begin the technical evaluation of our products. This technical evaluation can exceed nine months, and it can then be an additional nine months before a customer commences volume shipments of systems incorporating our products, if at all. Given our lengthy sales cycle, we may experience a delay between the time we incur expenditures and the time we generate revenue, if any. As a result, our operating results could be seriously harmed if a significant customer reduces or delays orders, or chooses not to release products incorporating our products.

We depend on a few key customers and the loss of any of them could significantly reduce our revenue.

        Historically, a relatively small number of customers and distributors have generated a significant portion of our revenue. For the first quarter of 2003, shipments to World Peace International, an Asian distributor, generated 12% of our revenue and shipments to Weikeng, an Asian distributor, generated 10% of our revenue. For the year ended December 31, 2002, shipments to World Peace International generated 15% of our revenue and shipments to Weikeng generated 11% of our revenue. In addition, an end-customer may buy through multiple distributors, contract manufacturers, and / or directly, which could create an even greater concentration. We cannot be certain that customers and key distributors that have accounted for significant revenue in past periods, individually or as a group, will continue to sell our products and generate revenue. As a result of this concentration of our customers, our results of operations could be negatively affected if any of the following occurs:

  •
  one or more of our customers, including distributors, becomes insolvent or goes out of business;

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  one or more of our key customers or distributors significantly reduces, delays or cancels orders; or

  •
  one or more significant customers select products manufactured by one of our competitors for inclusion in their future product generations.

        Due to our entrance into new markets, our customer base has broadened significantly and we therefore anticipate being less dependent on a relatively small number of customers to generate revenue. However, as product mix may fluctuate from quarter to quarter, we may become more dependent on a small number of customers or a single customer for a significant portion of our revenue in a particular quarter, the loss of which could adversely affect our operating results.

We sell our products through distributors, which limits our direct interaction with our customers, therefore reducing our ability to forecast sales and increasing the complexity of our business.

        Many original equipment manufacturers rely on third-party manufacturers or distributors to provide inventory management and purchasing functions. Distributors generated 36% of our revenue in the first quarter of 2003 and 42% of our revenue for the year ended December 31, 2002. The decrease is as expected as our licensing revenue, which is direct, was a higher percentage of our revenue in the first quarter of 2003 than it was in 2002. Selling through distributors reduces our ability to forecast sales and increases the complexity of our business, requiring us to:

  •
  manage a more complex supply chain;

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  monitor and manage the level of inventory of our products at each distributor;

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  estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and

  •
  monitor the financial condition and credit-worthiness of our distributors, many of which are located outside of the United States, and the majority of which are not publicly traded.

        Any failure to manage these challenges could disrupt or reduce sales of our products.

Our success depends on the development and introduction of new products, which we may not be able to do in a timely manner because the process of developing high-speed semiconductor products is complex and costly.

        The development of new products is highly complex, and we have experienced delays, some of which exceeded one year, in the development and introduction of new products on several occasions in the past. In 2001 and 2002, we announced our first products for the storage market and we expect to introduce new consumer electronics, storage and DVI products in the future. As our products integrate new, more advanced functions, they become more complex and increasingly difficult to design, manufacture and debug. Successful product development and introduction depends on a number of factors, including, but not limited to:

  •
  accurate prediction of market requirements and evolving standards, including enhancements to existing standards such as DVI, HDCP and SATA and development and adoption of new or emerging standards such as HDMI;

  •
  development of advanced technologies and capabilities, and new products that satisfy customer requirements;

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  timely completion and introduction of new product designs;

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  use of leading-edge foundry processes and achievement of high manufacturing yields and low cost testing; and

  •
  market acceptance of new products.

        Accomplishing all of this is extremely challenging, time-consuming and expensive and there is no assurance that we will succeed. Product development delays may result from unanticipated engineering complexities, changing market or competitive product requirements or specifications, difficulties in overcoming resource limitations, the inability to license third party technology or other factors. If we are not able to develop and introduce our products successfully and in a timely manner, our costs could increase or our revenue could decrease, both of which would adversely affect our operating results. In addition, it is possible that we may experience delays in generating revenue from these products or that we may never generate revenue from these products. We must work with a semiconductor foundry and with potential customers to complete new product development and to validate manufacturing methods and processes to support volume production and potential re-work. Each of these steps may involve unanticipated difficulties, which could delay product introduction and reduce market acceptance of the product. In addition, these difficulties and the increasing complexity of our products may result in the introduction of products that contain defects or that do not perform as expected, which would harm our relationships with customers and our ability to achieve market acceptance of our new products. There can be no assurance that we will be able to achieve design wins for our planned new products, that we will be able to complete development of these products when anticipated, or that these products can be manufactured in commercial volumes at acceptable yields, or that any design wins will produce any revenue. Failure to develop and introduce new products, successfully and in a timely manner, may adversely affect our results of operations.

We have made acquisitions in the past and may make acquisitions in the future, if advisable, and these acquisitions involve numerous risks.

        Our growth depends upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. One of the ways we develop new products and enter new markets is through acquisitions of other companies. In 2000, we completed the acquisitions of Zillion and DVDO, and in 2001, we completed the acquisitions of CMD and SCL. In April 2003, we acquired TransWarp Networks. We may acquire additional companies or technologies. Acquisitions involve numerous risks, including, but not limited to, the following:

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  difficulty and increased costs in assimilating employees, including our possible inability to keep and retain key employees of the acquired business;

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  disruption of our ongoing business;

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  discovery of undisclosed liabilities of the acquired companies and legal disputes with founders or shareholders of acquired companies;

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  inability to successfully incorporate acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures; and

  •
  inability to commercialize acquired technology.

        No assurance can be given that our acquisitions of Zillion, DVDO, CMD, SCL or TransWarp or our future acquisitions, if any, will be successful or provide the anticipated benefits, or that they will not adversely affect our business, operating results or financial condition. Failure to manage growth effectively and to successfully integrate acquisitions made by us could materially harm our business and operating results.

The cyclical nature of the semiconductor industry may create fluctuations in our foundry, test and assembly capacity.

        In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. For example, demand in the semiconductor industry rose to record levels in 1999, but is currently in a downward cycle. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This cyclicality has led to significant fluctuations in product demand and in the foundry, test and assembly capacity of third party suppliers. Production capacity for semiconductors fabricated using 0.18 micro technology could be subject to allocation, whereby not all of our production requirements would be met. This may impact our ability to meet demand and could also increase our production costs. Cyclicality has also accelerated decreases in average selling prices per unit. We may experience fluctuations in our future financial results because of changes in industry-wide conditions.

We depend on third-party sub-contractors to manufacture, assemble and test nearly all of our products, which reduces our control over the production process.

        We do not own or operate a semiconductor fabrication facility. We rely almost entirely on Taiwan Semiconductor Manufacturing Company (TSMC), an outside foundry, to produce all of our display-related semiconductor products. We also rely on Kawasaki, UMC and Atmel, who are also outside foundries, to produce our storage semiconductor products and we rely on Amkor and ASE to test certain of our semiconductor products. Our reliance on independent foundries, assembly and test facilities involves a number of significant risks, including, but not limited to:

  •
  reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

  •
  lack of guaranteed production capacity or product supply;

  •
  lack of availability of, or delayed access to, next-generation or key process technologies; and

  •
  our ability to transition to alternate sources if services are unavailable from primary suppliers.

        In addition, our semiconductor products are assembled and tested by several independent sub-contractors. We do not have a long-term supply agreement with our sub-contractors, and instead obtain production services on a purchase order basis. Our outside sub-contractors have no obligation to supply products to us for any specific period of time, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacity of our outside foundries, assembly and test facilities and our sub-contractors may reallocate capacity to other customers even during periods of high demand for our products. These foundries may allocate or move production of our products to different foundries under their control, even in different locations, which may be time consuming, costly, and difficult, have an adverse affect on quality, yields, and costs, and require us and/or our customers to re-qualify the products, which could open up design wins to competition and result in the loss of design wins and design-ins. If our sub-contractors are unable or unwilling to continue manufacturing our products in the required volumes, at acceptable quality, yields and costs, and in a timely manner, our business will be substantially harmed. As a result, we would have to identify and qualify substitute contractors, which would be time-consuming, costly and difficult. This qualification process may also require significant effort by our customers, and may lead to re-qualification of parts, opening up design wins to competition, and loss of design wins and design-ins. Any of these circumstances could substantially harm our business. In addition, if competition for foundry, assembly and test capacity increases, our product costs may increase and we may be required to pay significant amounts or make significant purchase commitments to secure access to production services.

The nature of our production process is complex, which reduces identification of problems until well into the production cycle or in some cases, after the product has been shipped.

        The manufacture of semiconductors is a complex process, and it is often difficult for semiconductor foundries to achieve acceptable product yields. Product yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Since low yields may result from either design or process difficulties, identifying yield problems can only occur well into the production cycle, when an actual product exists that can be analyzed and tested.

        Further, we only test our products after they are assembled, as their high-speed nature makes earlier testing difficult and expensive. As a result, defects often are not discovered until after assembly. This could result in a substantial number of defective products being assembled and tested or shipped, thus lowering our yields and increasing our costs. These risks could result in product shortages or increased costs of assembling, testing or even replacing our products.

        Although we test our products before shipment, they are complex and may contain defects and errors. In the past we have encountered defects and errors in our products. Because our products are sometimes integrated with products from other vendors, it can be difficult to identify the source of any particular problem. Delivery of products with defects or reliability, quality or compatibility problems, may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, warranty and product liability claims against us that may not be fully covered by insurance. Any of these circumstances could substantially harm our business.

We face foreign business, political and economic risks because a majority of our products and our customers' products are manufactured and sold outside of the United States.

        A substantial portion of our business is conducted outside of the United States, and as a result, we are subject to foreign business, political and economic risks. Nearly all of our products are manufactured in Taiwan or elsewhere in Asia, and for the three months ended March 31, 2003 and year ended December 31, 2002, 73% and 72%, respectively, of our revenue was generated from customers and distributors located outside of the United States, primarily in Asia. We anticipate that sales outside of the United States will continue to account for a substantial portion of our revenue in future periods. Accordingly, we are subject to international risks, including, but not limited to:

  •
  difficulties in managing from afar;

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  political and economic instability, including international tension in Iraq, Korea and the China Strait and lack of normal diplomatic relationships between the United States and Taiwan;

  •
  less developed infrastructures in newly industrializing countries;

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  susceptibility of foreign areas to terrorist attacks;

  •
  susceptibility to interruptions of travel, including those due to international tensions (including the war in Iraq), the SARS epidemic (particularly affecting the Asian markets we serve), and the financial instability and bankruptcy of major air carriers;

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  bias against foreign, especially American, companies;

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  difficulties in collecting accounts receivable;

  •
  expense and difficulties in protecting our intellectual property in foreign jurisdictions;

  •
  difficulties in complying with multiple, conflicting and changing laws and regulations, including export requirements, tariffs, import duties, visa restrictions, environmental laws and other barriers;

  •
  exposure to possible litigation or claims in foreign jurisdictions; and

  •
  competition from foreign-based suppliers and the existence of protectionist laws and business practices that favor these suppliers, such as withholding taxes on payments made to us.

        These risks could adversely affect our business and our results of operations. In addition, original equipment manufacturers that design our semiconductors into their products sell them outside of the United States. This exposes us indirectly to foreign risks. Because sales of our products are denominated exclusively in United States dollars, relative increases in the value of the United States dollar will increase the foreign currency price equivalent of our products, which could lead to a reduction in sales and profits in that country.

The success of our business depends upon our ability to adequately protect our intellectual property.

        We rely on a combination of patent, copyright, trademark, mask work and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and have a number of pending patent applications. However, we cannot assure you that any patents will be issued as a result of any applications or, if issued, that any claims allowed will protect our technology. In addition, we do not file patent applications on a worldwide basis, meaning we do not have patent protection in some jurisdictions. It is possible that existing or future patents may be challenged, invalidated or circumvented and effective patent, copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents in the United States and in other jurisdictions. It is also possible that some of our existing or new licensing relationships will enable other parties to use our intellectual property to compete against us. Legal actions to enforce intellectual property rights tend to be lengthy and expensive, and the outcome often is not predictable. As a result, despite our efforts and expenses, we may be unable to prevent others from infringing upon or misappropriating our intellectual property, which could harm our business.

Our participation in the Digital Display Working Group requires us to license some of our intellectual property for free, which may make it easier for others to compete with us in the DVI PC market.

        We are a promoter of the DDWG, which published and promotes the DVI specification. Our strategy includes establishing the DVI specification as the industry standard, promoting and enhancing this specification and developing and marketing products based on this specification and future enhancements. As a result:

  •
  we must license for free specific elements of our intellectual property to others for use in implementing the DVI specification; and

  •
  we may license additional intellectual property for free as the DDWG promotes enhancements to the DVI specification.

        Accordingly, companies that implement the DVI specification in their products can use specific elements of our intellectual property for free to compete with us.

Our participation as a founder in the working group developing HDMI requires us to license some of our intellectual property, which may make it easier for others to compete with us in the market.

        In April 2002, together with Sony, Philips, Thomson, Toshiba, Matsushita and Hitachi, we announced the formation of a working group to define the next-generation digital interface specification for consumer electronics products. Version 1.0 of the specification was published for adoption on December 9, 2002. The HDMI specification combines high-definition video and multi-channel audio in one digital interface and uses Silicon Image's patented underlying TMDS technology along with Intel's HDCP as the basis for the interface. The founders of the working group have signed a founder's agreement in which each commits to license certain intellectual property to each other, and to adopters of the specification.

        Our strategy includes establishing the HDMI specification as the industry standard, promoting and enhancing this specification and developing and marketing products based on this specification and future enhancements. As a result:

  •
  we must license specific elements of our intellectual property to others for use in implementing the HDMI specification; and

  •
  we may license additional intellectual property as the HDMI founders group promotes enhancements to the HDMI specification.

        Accordingly, companies that implement the HDMI specification in their products can use specific elements of our intellectual property to compete with us. Although there will be license fees and royalties associated with the adopters agreements, there can be no assurance that such license fees and royalties will adequately compensate us for having to license our intellectual property. Fees and royalties received during the early years of adoption will be used to cover costs we incur to promote the HDMI standard and to develop and perform interoperability tests; in addition, after an initial period, the HDMI founders may reallocate the license fees and royalties amongst themselves to reflect each founder's relative contribution of intellectual property to the HDMI specification.

We have granted Intel rights with respect to our intellectual property, which could allow Intel to develop products that compete with ours or otherwise reduce the value of our intellectual property.

        We have entered into a patent cross-license agreement with Intel in which each of us granted the other a license to use the grantor's patents, except for identified types of products. We believe that the scope of our license to Intel excludes our current products and anticipated future products. Intel could, however, exercise its rights under this agreement to use our patents to develop and market other products that compete with ours, without payment to us. Additionally, Intel's rights to our patents could reduce the value of our patents to any third party who otherwise might be interested in acquiring rights to use our patents in such products. Finally, Intel could endorse competing products, including a competing digital interface, or develop its own proprietary digital interface. Any of these actions could substantially harm our business and results of operations.

We are and may continue to become the target of securities class action suits which could result in substantial costs and divert management attention and resources.

        Securities class action suits are often brought against companies, particularly technology companies, following periods of volatility in the market price of their securities. Defending against these suits, even if meritless, can result in substantial costs to us and could divert the attention of our management. We and certain of our officers and directors, together with certain investment banks, have been named as defendants in a securities class action suit filed against us on behalf of purchasers of our securities between October 5, 1999 and December 6, 2000. It is alleged that the prospectus related to our initial public offering was misleading because it failed to disclose that the underwriters of our initial public offering had solicited and received excessive commissions from certain investors in exchange for agreements by investors to buy our shares in the aftermarket for predetermined prices. Due to inherent uncertainties in litigation, we cannot accurately predict the outcome of this litigation. We believe that these claims are without merit and we intend to defend vigorously against them. We and certain of our officers, together with certain investment banks and their current or former employees have been named as defendants in a securities class action suit filed against us on behalf of a putative class of shareholders who purchased stock from some or all of approximately 50 issuers whose public offerings were underwritten by Credit Suisse First Boston. The lawsuit alleges that Silicon Image and certain officers were part of a scheme by Credit Suisse First Boston to artificially inflate the price of Silicon Image's stock through the dissemination of allegedly false analysts' reports. We believe that these claims are without merit and we intend to defend vigorously against them. However, these claims and any other that may be brought, even if meritless, could require us to incur expenses and could divert our management's attention and resources. In addition, any unfavorable outcome of either of these litigations could adversely impact our business, financial condition and results of operations.

We are currently engaged in intellectual property litigation that is time-consuming and expensive to prosecute. We may become engaged in additional intellectual property litigation that could be time-consuming, maybe be expensive to prosecute or defend, and could adversely affect our ability to sell our product.

        In recent years, there has been significant litigation in the United States and in other jurisdictions involving patents and other intellectual property rights. This litigation is particularly prevalent in the semiconductor industry, in which a number of companies aggressively use their patent portfolios to bring infringement claims. In addition, in recent years, there has been an increase in the filing of so-called "nuisance suits," alleging infringement of intellectual property rights. These claims may be asserted as counterclaims in response to claims made by a company alleging infringement of intellectual property rights. These suits pressure defendants into entering settlement arrangements to quickly dispose of such suits, regardless of merit. In addition, as is common in the semiconductor industry, from time to time we have been notified that we may be infringing certain patents or other intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses. As each claim is evaluated, we may consider the desirability of entering into settlement or licensing agreements. No assurance can be given that settlements will occur or that licenses can be obtained on acceptable terms or that litigation will not occur. In the event there is a temporary or permanent injunction entered prohibiting us from marketing or selling certain of our products, or a successful claim of infringement against us requiring us to pay damages or royalties to a third party, and we fail to develop or license a substitute technology, our business, results of operations or financial condition could be materially adversely affected.

        In April 2001, we filed suit against Genesis Microchip for infringement of one of our U.S. patents. At that time, we also filed a complaint against Genesis for unlawful trade practices related to the importation of articles infringing our patent. In February 2002, our motion to dismiss the unlawful trade practices complaint was granted and we filed an amended complaint against Genesis alleging infringement of two of our U.S. patents. These patents relate to our DVI receiver products, which generate a significant portion of our revenue. The amended complaint seeks a declaration that Genesis has infringed our patents, that Genesis's behavior is not licensed, an injunction to halt the importation, sale, manufacture and use of Genesis DVI receiver chips that infringe our patents, and monetary damages. In April 2002, Genesis answered and made counterclaims against us for non-infringement, license, patent invalidity, fraud, antitrust, unfair competition and patent misuse. We filed a motion to dismiss certain of Genesis's counterclaims. In addition, we filed a motion to bifurcate trial of the counterclaims to the extent the court does not dismiss them. In May 2002, the Court granted our motion to dismiss certain of the counterclaims, with leave to amend. Genesis re-filed counterclaims against us for fraud and patent misuse. We filed another motion to dismiss these counterclaims. In August 2002, the Court granted our motion and dismissed Genesis's re-filed counterclaims with prejudice. In September 2002, we filed a motion for summary judgment, upon which the Court has yet to rule. In October 2002, both parties filed several more motions for summary judgment, upon which the Court has yet to rule. Several dispositive motions have subsequently been filed under seal and were heard by the Court in March 2003; the Court has yet to rule on these motions. Depending on the outcome of such motions, a trial date may be set, the case may be dismissed, or other orders may be entered. We intend to prosecute our position vigorously until this matter is resolved.

        There can be no assurance that we will prevail in this litigation. While this litigation is pending, Genesis can use the technology covered by these patents to develop products that might compete with ours. If we are unsuccessful in this litigation, we could be unable to prevent Genesis or others from using the technology covered by this patent. Even if we do prevail in this litigation, uncertainties regarding the outcome prior to that time may reduce demand for our products. In addition, disputes may occur regarding whether any intellectual property licenses were granted and the scope of any such licenses, based on our interactions in various standards bodies, including the Digital Display Working Group and for HDMI. These disputes may result in additional costly and time-consuming litigation or the license of additional elements of our intellectual property for free.

        Any potential intellectual property litigation against us could also force us to do one or more of the following:

  •
  stop selling products or using technology that contain the allegedly infringing intellectual property;

  •
  attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

  •
  attempt to redesign products that contain the allegedly infringing intellectual property.

        If we are forced to take any of these actions, we may be unable to manufacture and sell our products. We may be exposed to liability for monetary damages, the extent of which would be very difficult to accurately predict. In addition, we may be exposed to customer claims, for potential indemnity obligations, and to customer dissatisfaction and a discontinuance of purchases of our products while the litigation is pending. Any of these consequences could substantially harm our business and results of operations.

We have entered into, and may again be required to enter into, patent or other intellectual property cross-licenses.

        Many companies have significant patent portfolios or key specific patents, or other intellectual property in areas in which we compete. Many of these companies appear to have policies of imposing cross-licenses on other participants in their markets, which may include areas in which we compete. As a result, we have been required, either under pressure of litigation or by significant vendors or customers, to enter into cross licenses or non-assertion agreements relating to patents or other intellectual property. This permits the cross-licensee, or beneficiary of a non-assertion agreement, to use certain or all of our patents and/or certain other intellectual property for free to compete with us.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel is increasing in our market.

        Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of who would be difficult to replace. The loss of one or more of these employees could harm our business. Although we have entered into a limited number of employment contracts with certain executive officers, we generally do not have employment contracts with our key employees. We do not have key person life insurance for any of our key personnel. Our success also depends on our ability to identify, attract and retain qualified technical, sales, marketing, finance and managerial personnel. Competition for qualified personnel is particularly intense in our industry and in our location. This makes it difficult to retain our key personnel and to recruit highly-qualified personnel. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. To be successful, we need to hire candidates with appropriate qualifications and retain our key executives and employees.

        The pressure on our stock price has had an impact on our ability to offer competitive equity-based incentives to current and prospective employees, thereby affecting our ability to attract and retain highly qualified technical personnel. If these adverse conditions continue, we may not be able to hire or retain highly qualified employees in the future and this could harm our business. In addition, new regulations proposed by The NASDAQ National Market requiring shareholder approval for all stock option plans, as well as new regulations proposed by the New York Stock Exchange prohibiting NYSE member organizations from giving a proxy to vote on equity compensation plans unless the beneficial owner of the shares has given voting instructions, could make it more difficult for us to grant options to employees in the future. There have been several proposals on whether and /or how to account for stock options. To the extent that new regulations make it more difficult or expensive to grant options to employees, we may incur increased cash compensation costs or find it difficult to attract, retain and motivate employees, either of which could harm our business.

        We use contractors to provide services to the company, which often involves contractual complexity, tax and employment law compliance, and being subject to audits and other governmental actions. We have been audited for our contracting policies in the past, and may be in the future. Burdening our ability to freely use contractors to provide services to the company may increase the expense of obtaining such services, and/or require us to discontinue using contractors and attempt to find, interview, and hire employees to provide similar services. Such potential employees may not be available in a reasonable time, or at all, or may not be hired without undue cost.

In the past, we implemented mandatory unpaid company-wide shutdowns as a cost reduction measure, but we may not continue to implement these programs.

        In the last two fiscal years and in the first quarter of 2003, we implemented mandatory company-wide shutdowns. Although these shutdown periods represent a cost savings to us, they may be perceived negatively by our customers, vendors and employees. We currently intend to implement a company-wide shutdown during the second half of 2003. In addition, we may continue to implement company-wide shutdowns in future periods, which may negatively impact employee morale or the perception of our company by our customers and vendors. If we elect not to implement these shutdowns, our operating expenses will increase.

Our workforce reductions may seriously harm our business.

        In connection with the restructuring program we began in the third quarter of 2001 to focus our business on products and technology in which we have, or believe we can achieve, a leadership position, and the reorganization of the company in the first quarter of 2003 into lines of business, we have implemented four workforce reductions, eliminating a total of 136 positions. As a result of the elimination of these positions, our marketing, sales and customer support capabilities could be reduced, our ability to respond to unexpected challenges may be impaired, and we may be unable to take advantage of new opportunities. These workforce reductions, or future workforce reductions, if any, may reduce employee morale and create concern among existing employees about job security, which could lead to increased turnover. Workforce reductions may also raise concerns among customers, suppliers and other corporate partners regarding our continued viability. Further, these workforce reductions may subject us to the risk of litigation, which could be costly to defend, divert the attention of management and subject us to possible liability for damages.

Industry cycles may strain our management and resources.

        Cycles of growth and contraction in our industry may strain our management and resources. To manage these industry cycles effectively, we must:

  •
  improve operational and financial systems;

  •
  train and manage our employee base;

  •
  successfully integrate operations and employees of businesses we acquire or have acquired;

  •
  attract, develop, motivate and retain qualified personnel with relevant experience; and

  •
  adjust spending levels according to prevailing market conditions.

        If we cannot manage industry cycles effectively, our business could be seriously harmed.

Our operations and the operations of our significant customers, third-party wafer foundries and third-party assembly and test subcontractors are located in areas susceptible to natural disasters.

        Our operations are headquartered in the San Francisco Bay Area, which is susceptible to earthquakes, and the operations of CMD, which we acquired, are based in the Los Angeles area, which is also susceptible to earthquakes. TSMC and UMC, the outside foundries that produce the majority of our semiconductor products, are located in Taiwan. Advanced Semiconductor Engineering, or ASE, one of the subcontractors that assembles and tests our semiconductor products, is also located in Taiwan. For the quarter ended March 31, 2003, customers and distributors located in Taiwan generated 40% of our revenue and customers and distributors located in Japan generated 11% of our revenue. For the quarter ended March 31, 2002, customers and distributors located in Taiwan generated 36% of our revenue and customers and distributors located in Japan generated 13% of our revenue. Both Taiwan and Japan are susceptible to earthquakes, typhoons and other natural disasters.

        Our business would be negatively affected if any of the following occurred:

  •
  an earthquake or other disaster in the San Francisco Bay Area or the Los Angeles area damaged our facilities or disrupted the supply of water or electricity to our headquarters or our Irvine facility;

  •
  an earthquake, typhoon or other disaster in Taiwan or Japan resulted in shortages of water, electricity or transportation, limiting the production capacity of our outside foundries or the ability of ASE to provide assembly and test services;

  •
  an earthquake, typhoon or other disaster in Taiwan or Japan damaged the facilities or equipment of our customers and distributors, resulting in reduced purchases of our products; or

  •
  an earthquake, typhoon or other disaster in Taiwan or Japan disrupted the operations of suppliers to our Taiwanese or Japanese customers, outside foundries or ASE, which in turn disrupted the operations of these customers, foundries or ASE and resulted in reduced purchases of our products or shortages in our product supply.

Our implementation of a new ERP system may negatively affect our business.

        In order to respond to the growth we anticipate in our business, we have decided implement a new enterprise resource planning (ERP) system to replace the multiple, sometimes non-interoperable systems currently used in various aspects of our business. We have entered into commitments to purchase software licenses and services, many of which we expect to be expensed and introduced during future periods, particularly our second fiscal quarter of 2003. The ERP system will affect numerous operational and financial systems, reporting and processes. Even after introduction of the new system, it will need to be tested further. In the event that the ERP system is delayed, lacks necessary features, or has runtime errors, or we are unable to train our personnel to use the ERP system in an efficient and timely manner, our business could be adversely affected. Moreover, there can be no assurance that the ERP system will be able to support the anticipated growth of our business. Additionally, systems conversions can be disruptive to a company's business.

Changes in environmental rules and regulations could increase our costs and reduce our revenue.

        Several jurisdictions are considering whether to implement rules that would require that certain products, including semiconductors, be made lead-free. We anticipate that some jurisdictions may finalize and enact such requirements. Some jurisdictions are also considering whether to require abatement or disposal obligations for products made prior to the enactment of any such rules. Although several of our products are available to customers in a lead-free condition, most of our products are not lead-free. Any requirement that would prevent or burden the development, manufacture or sales of lead-containing semiconductors would likely reduce our revenue for such products and would require us to incur costs to develop substitute lead-free replacement products, which may take time and may not always be economically or technically feasible, and may require disposal of non-compliant inventory. In addition, any requirement to dispose or abate previously-sold products would require us to incur the costs of setting up and implementing such a program.

Provisions of our charter documents and Delaware law could prevent or delay a change in control, and may reduce the market price of our common stock.

        Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  •
  authorizing the issuance of preferred stock without stockholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  requiring super-majority voting to amend some provisions of our certificate of incorporation and bylaws;

  •
  limiting the persons who may call special meetings of stockholders; and

  •
  prohibiting stockholder actions by written consent.

        Provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us.

The price of our stock fluctuates substantially and may continue to do so.

        The stock market has experienced extreme price and volume fluctuations that have affected the market valuation of many technology companies, including Silicon Image. These factors, as well as general economic and political conditions, may materially and adversely affect the market price of our common stock in the future. The market price of our common stock has fluctuated significantly and may continue to fluctuate in response to a number of factors, including, but not limited to:

  •
  actual or anticipated changes in our operating results;

  •
  changes in expectations of our future financial performance;

  •
  changes in market valuations of comparable companies in our markets;

  •
  changes in market valuations or expectations of future financial performance of our vendors or customers;

  •
  changes in our key executives and technical personnel; and

  •
  announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions.

        Due to these factors, the price of our stock may decline. In addition, the stock market experiences volatility that is often unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

Continued terrorist attacks or war could lead to further economic instability and adversely affect our operations, results of operations and stock price.

        The United States has taken, and continues to take, military action against terrorism and has engaged in war with Iraq. In addition, the current nuclear arms crisis in North Korea could escalate into armed hostilities or war. Acts of terrorism or armed hostilities may disrupt or result in instability in the general economy and financial markets and in consumer demand for the OEM's products that incorporate our products. Disruptions and instability in the general economy could reduce demand for our products or disrupt the operations of our customers, suppliers, distributors and contractors, many of whom are located in Asia, which would in turn adversely affect our operations and results of operations. Disruptions and instability in financial markets could adversely affect our stock price. Armed hostilities or war in South Korea could disrupt the operations of the research and development contractors we utilize there, which would adversely affect our research and development capabilities and ability to timely develop and introduce new products and product improvements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the shares beneficially owned by the selling stockholders named below as of April 7, 2003, the shares that may be offered and sold from time to time by the selling stockholders pursuant to this prospectus, assuming each selling stockholder sells all of the shares offered in this prospectus, and the nature of any position, office or other material relationship that each selling stockholder has had with Silicon Image or any of its predecessors or affiliates within the past three years. The selling stockholders named below, together with any pledgee or donee of any named stockholders, and any person who may purchase shares offered hereby from any named stockholders in a private transaction in which they are assigned the stockholders' rights to registration of their shares, are referred to in this prospectus as the "selling stockholders."

        The shares owned before the offering represent all shares beneficially owned by each named selling stockholder as of April 7, 2003. The shares offered represent only shares that were acquired by the selling stockholders in connection with our acquisition of TransWarp Networks. Because the selling stockholders may offer from time to time all or some of their shares under this prospectus, no assurances can be given as to the actual number of shares that will be sold by any selling stockholder or that will be held by the selling stockholder after completion of the sales. Information concerning the selling stockholders may change from time to time and any revised information will be set forth in supplements to this prospectus if and when necessary.

        In connection with the acquisition, options to purchase common stock of TransWarp Networks held by certain of the selling stockholders named below and converted into options to purchase common stock of Silicon Image. Where applicable, options that are exercisable within 60 days of April 7, 2003 are included in beneficial ownership and are described in the footnotes to the table below.

        Based upon the 69,179,340 outstanding shares of common stock as of April 7, 2003, which number includes shares issued in exchange for the outstanding capital stock of TransWarp Networks, and assuming each selling stockholder sells all shares offered in this prospectus, no selling stockholder will own 1% or more of our outstanding shares of common stock after the completion of this offering.

Name	Shares Beneficially Owned Before Offering	Shares Offered	Shares Beneficially Owned After Offering
Edward Pak(1)	860,100	860,100	—
Thomas Pak(2)	267,637	267,637	—
Serome Technology Investment, Inc.(3)	251,036	251,036	—
East Gate Private Equity Fund III, L.P.(4)	188,277	188,277	—
Information and Telecommunication Investment MIC-99 Woori Partnership No. 4 L.P.(5)	188,277	188,277	—
HieSook Lee(6)	125,518	125,518	—
DonWon Venture Capital Co., LTD(7)	125,518	125,518	—
KDB Capital Corp.(8)	62,758	62,758	—
Korea Technology Investment Corp.(9)	62,758	62,758	—
Salah Gasti(10)	57,187	57,187	—
Mayank Gupta(11)	187,574	57,187	130,387
SungSoo Park(12)	197,181	57,187	139,994
Chia-Chi Cho(13)	106,824	24,018	82,806
William Weir(14)	16,203	16,203	—
JungWook Cho(15)	65,193	16,012	49,181
Shin-Ichi Hirano(16)	95,386	14,296	81,090
KyongWon Pak	11,437	11,437	—
EunJu Pak	11,437	11,437	—

YoonJu Pak	11,437	11,437	—
HyungJoon Kwon(17)	105,681	11,437	94,244
ShinJe Tahk(18)	9,531	9,531	—
Brobeck, Phelger & Harrison LLP(19)	7,945	7,945	—
SungMan Park(20)	53,755	6,862	46,893
San Insam Pak	5,718	5,718	—
Grace Kumye Pak	5,718	5,718	—
Bruce Klein(21)	53,755	5,718	48,037
MeeYae Lee(22)	4,956	4,956	—
Joanne Mihye Pak	4,575	4,575	—
Nicholas Erik Trese	4,575	4,575	—
Katherine Anne Trese	4,575	4,575	—
WanKi Lee(23)	41,761	4,575	37,186
JinSoo Yoo(24)	54,900	4,575	50,325
Ina Soo Kim	2,287	2,287	—
Tina Soo Kim	2,287	2,287	—
David Kyongjoon Kim	2,287	2,287	—
Su Jin Kim	2,287	2,287	—
Curtis L. Mo(25)	1,986	1,986	—
MyungSung Bae(26)	643	643
Totals	3,260,960	2,500,817	760,143

(1)
Prior to our acquisition of TransWarp Networks, Edward Pak served as President of TransWarp Networks. Edward Pak was a common stockholder of TransWarp Networks and held approximately 34.39% of the outstanding shares of TransWarp Networks. Edward Pak currently works as Vice President of Storage Products at Silicon Image and as of April 7, 2003, 430,050 of his shares were subject to Silicon Image's lapsing right of repurchase.

(2)
Prior to our acquisition of TransWarp Networks, Thomas Pak served as Treasurer and Secretary of Trans Warp Networks. Thomas Pak was a common stockholder of TransWarp Networks and held approximately 10.70% of the outstanding shares of TransWarp Networks.

(3)
Prior to our acquisition of TransWarp Networks, Serome Technology Investment, Inc. was a preferred stock investor in TransWarp Networks and held approximately 10.04% of the outstanding shares of TransWarp Networks.

(4)
Prior to our acquisition of TransWarp Networks, East Gate Private Equity Fund III, L.P was a preferred stock investor in TransWarp Networks.

(5)
Prior to our acquisition of TransWarp Networks, Information and Telecommunication Investment MIC-99 Woori Partnership No. 4 L.P. was a preferred stock investor in TransWarp Networks.

(6)
Prior to our acquisition of TransWarp Networks, HieSook Lee was a preferred stock investor in TransWarp Networks.

(7)
Prior to our acquisition of TransWarp Networks, DongWon Venture Capital Co., LTD was a preferred stock investor in TransWarp Networks.

(8)
Prior to our acquisition of TransWarp Networks, KDB Capital Corp. was a preferred stock investor in TransWarp Networks.

(9)
Prior to our acquisition of TransWarp Networks, Korea Technology Investment Corp. was a preferred stock investor in TransWarp Networks.

(10)
Prior to our acquisition of TransWarp Networks, Salah Gasti served as a senior member of the technical staff of TransWarp Networks. Salah Gasti was a common stockholder of TransWarp Networks and held approximately 2.29% of the outstanding shares of TransWarp Networks.

(11)
Prior to our acquisition of TransWarp Networks, Mayank Gupta served as the Vice President of Engineering of TransWarp Networks. Mayank Gupta was a common stockholder of TransWarp Networks and held approximately 2.29% of the outstanding shares of TransWarp Networks. Mayank Gupta currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 35,742 shares that, as of April 7, 2003, were subject to Silicon Image's lapsing right of repurchase and includes 130,387 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(12)
Prior to our acquisition of TransWarp Networks, SungSoo Park served as a senior member of technical staff of TransWarp Networks. SungSoo Park was a common stockholder of TransWarp Networks and held approximately 2.29% of the outstanding shares of TransWarp Networks. SungSoo Park is currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 139,994 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(13)
Prior to our acquisition of TransWarp Networks, Chia-Chi Chao served as a member of the technical staff of TransWarp Networks and was a common stockholder of TransWarp Networks. Chia-Chi Chao is currently employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 10,008 shares that, as of April 7, 2003, were subject to Silicon Image's right of repurchase and includes 82,806 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(14)
Prior to our acquisition of TransWarp Networks, William Weir served as the Senior Vice President of Marketing and Development of TransWarp Networks and was a common stockholder or TransWarp Networks.

(15)
Prior to our acquisition of TransWarp Networks, JungWook Cho served as a member of the technical staff of TransWarp Networks and was a common stockholder of TransWarp Networks. JunWook Cho is currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 7,506 shares that, as of April 7, 2003, were subject to Silicon Image's lapsing right of repurchase and includes 49,181 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(16)
Prior to our acquisition of TransWarp Networks, Shin-Ichi Hirano served as a senior member of the technical staff of TransWarp Networks and was a common stockholder of TrasnWarp Networks, Inc. Shin-Ichi Hirano is currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 5,361 shares that, as of April 7, 2003, were subject to Silicon Image's lapsing right of repurchase and includes 81,090 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(17)
Prior to our acquisition of TransWarp Networks, HyungJoon Kwon served as a member of the technical staff of TransWarp Networks and was a common stockholder of TransWarp Networks, Inc. HyungJoon Kwon is currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 3,813 shares that, as of April 7, 200, were subject to Silicon Image's lapsing right of repurchase and includes 94,244 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(18)
Prior to our acquisition of TransWarp Networks, ShinJe Tak served as a senior member of the technical staff of TransWarp Networks and was a common stockholder of TransWarp Networks.

(19)
Prior to our acquisition of TransWarp Networks, Brobeck, Phleger and Harrison LLP served as legal counsel for TransWarp Networks and was a common stockholder of TransWarp Networks.

(20)
Prior to our acquisition of TransWarp Networks, SungMan Park served as a member of the technical staff of TransWarp Networks and was a common stockholder of TransWarp Networks. SungMan Park is currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 46,893 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(21)
Prior to our acquisition of TransWarp Networks, Bruce Klein served as a member of the technical staff of TransWarp Networks and was a common stockholder or TransWarp Networks. Bruce Klein is currently an employee of Silicon Image. The column titled "Shares Beneficially Owned Before Offering" includes 715 shares that, as of April 7, 2003, were subject to Silicon Image's lapsing right of repurchase and includes 48,037 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(22)
Prior to our acquisition of TransWarp Networks, MeeYea Lee served as a junior layout designer at TransWarp Networks and was a common stockholder of TransWarp Networks.

(23)
Prior to our acquisition of TransWarp Networks, WanKi Lee served as a member of the technical staff of TransWarp Networks was and a common stockholder of TransWarp Networks. Wan Ki Lee is currently an employee of Silicon Image The column titled "Shares Beneficially Owned Before Offering" includes 2,217 shares that, as of April 7, 2003, were subject to Silicon Image's lapsing right of repurchase and includes 37,186 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(24)
Prior to our acquisition of TransWarp Networks, JinSoo Yoo served as a member of the technical staff of TransWarp Networks and was a common stock holder of TransWarp Networks. JinSoo Yoo is currently a consultant of Silicon Image The column titled "Shares Beneficially Owned Before Offering" includes 1,716 shares that, as of April 7, 2003, were subject to Silicon Image's lapsing right of repurchase and includes 50,325 shares issuable upon exercise of options exercisable within 60 days of April 7, 2003.

(25)
Prior to our acquisition of TransWarp Networks, Curtis L. Mo served as a legal counsel to TransWarp Networks, as a partner at Brobeck, Phleger and Harrison LLP and was a common stockholder of TransWarp Networks.

(26)
Prior to our acquisition of TransWarp Networks, MyungSung Bae served as an associate engineer of TransWarp Networks and was a common stockholder of TransWarp Networks.

PLAN OF DISTRIBUTION

        The selling stockholders may sell or distribute some or all of the shares from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees. The selling stockholders may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The selling stockholders may offer and sell some or all of their shares through:

  •
  a block trade in which a broker-dealer or other person may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

  •
  purchases by a broker-dealer or other person, as principal, and resales by the broker dealer for its account;

  •
  pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares; or

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers.

        In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling stockholders may:

  •
  enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

  •
  sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

  •
  write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

  •
  enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

  •
  loan the shares to a broker, dealer or other financial institution, which may sell the loaned shares.

        These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and comply with the requirements of Rule 144.

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. Silicon Image will not receive any of the proceeds from this offering.

        Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from such purchaser). The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. Neither Silicon Image nor the selling stockholders can presently estimate the amount of this compensation.

        The selling stockholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Silicon Image nor the selling stockholders can presently estimate the amount of this compensation. Persons who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. This prospectus also may be used by donees or pledgees of the selling stockholders, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

        Silicon Image will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Silicon Image and the selling stockholders have agreed to indemnify each other against specific liabilities, including liabilities arising under the Securities Act and/or Securities Exchange Act of 1934, in connection with the registration for resale of the common stock offered under this prospectus under the Securities Act. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act.

        In order to comply with certain states' securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

        Silicon Image may suspend the use of this prospectus if it learns of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

        The shares offered under this prospectus were originally issued to former shareholders and optionees of TransWarp Networks in connection with the acquisition of TransWarp Networks pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D under the Securities Act. In connection with this acquisition, we agreed to register the common stock offered under this prospectus under the Securities Act. Each of the selling stockholders that held shares of preferred stock of TransWarp Networks has agreed that it will not sell or otherwise dispose of more than one-twelfth (1/12) of its shares offered hereunder during each calendar month following the effectiveness the registration statement filed in connection with this prospectus. The foregoing restriction on the number of shares sold by former holders of TransWarp Networks' preferred stock shall expire on April 7, 2004. Each of the selling stockholders that held shares of common stock of TransWarp Networks has agreed to sell no more than (i) one-eighth (1/8) of his/her vested shares of our common stock received by him/her in the acquisition during the 30 day period following the effectiveness of the registration statement in connection with this prospectus (not counting days on which any of such stockholders are prohibited from trading in Silicon Image's common stock under the terms of Silicon Image's insider trading policy); (ii) one-eighth (1/8) of the shares received by him/her in the acquisition at any time following May 7, 2004; and (iii) an additional one-twelfth (1/12) of the shares received by him/her in the acquisition for each month following June 7, 2004.

LEGAL MATTERS

        Fenwick & West LLP, Mountain View, California, will provide Silicon Image with an opinion as to legal matters in connection with the common stock offered under this prospectus.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Silicon Image, Inc., for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        The following documents we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

  •
  our annual report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 27, 2003;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed with the Commission on May 8, 2003;

  •
  our current reports on Form 8-K filed with the Commission on February 25, 2003, March 6, 2003, April 21, 2003 and May 29, 2003;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the Commission on July 30, 1999 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

  •
  all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

        Because we are subject to the informational requirements of the Exchange Act, we file reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, proxy and information statements and other information with the Commission. Such reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov. In addition, we make available free of charge through our Internet website located at http://www.siimage.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission.

        We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Silicon Image, Inc., 1060 East Arques Avenue, Sunnyvale, CA 94085, Attention: Howard Freedland, General Counsel, telephone: (408) 616-4000.

Silicon Image, Inc.

PROSPECTUS

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$1,083
Nasdaq National Market listing fees	9,000
Legal and accounting fees and expenses	23,000
Miscellaneous	4,917

Total	$38,000

ITEM 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act").

        As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

  •
  the rights conferred in the Bylaws are not exclusive.

        In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. The indemnification provision in the Bylaws, and the form of indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act.

        The Registrant has also obtained directors' and officers' insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

        The Underwriting Agreement relating to the Registrant's initial public offering, effected pursuant to a registration statement on Form S-1 (File No. 333-83665), provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

        Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

  1.
  Form of Underwriting Agreement (incorporated by reference to Exhibit 1.01 to the Registrant's registration statement on Form S-1 (File No. 333-83665), declared effective October 5, 1999 (the "Form S-1")).

  2.
  Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.03 to the Form S-1).

  3.
  Restated Bylaws of the Registrant (incorporated by reference to Exhibit 4.03 to the Registrant's Form S-8 filed with the Commission on January 28, 2003).

  4.
  Form of Indemnity Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.01 to the Form S-1).

ITEM 16. Exhibits.

        The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
4.01	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.03 to the Form S-1).
4.02	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 4.03 to the Registrant's Form S-8 filed with the Commission on January 28, 2003).
4.03	Form of Specimen Certificate for the Registrant's common stock (incorporated herein by reference to Exhibit 4.01 to the Form S-1).
4.04	Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998 (incorporated herein by reference to Exhibit 4.04 to the Form S-1).
4.05
Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.04 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2001)
5.01*	Opinion of Fenwick & West LLP.
23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02*	Consent of Independent Accountants.
24.01*	Power of Attorney (see page II-4).

*
Previously filed.

ITEM 17. Undertakings.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 10th day of June, 2003.

SILICON IMAGE, INC.
By:	/s/ DAVID LEE David Lee Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID LEE David Lee	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 10, 2003
* Robert Gargus	Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 10, 2003
* David Courtney	Director	June 10, 2003
* David Hodges	Director	June 10, 2003
* Keith McAuliffe	Director	June 10, 2003
* Andrew Rappaport	Director	June 10, 2003
* Ronald Schmidt	Director	June 10, 2003
* Douglas Spreng	Director	June 10, 2003
By:	/s/ DAVID LEE David Lee	Attorney-in-fact	June 10, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Title
4.01	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.03 to the Form S-1).
4.02	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 4.03 to the Registrant's Form S-8 filed with the Commission on January 28, 2003).
4.03	Form of Specimen Certificate for the Registrant's common stock (incorporated herein by reference to Exhibit 4.01 to the Form S-1).
4.04	Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998 (incorporated herein by reference to Exhibit 4.04 to the Form S-1).
4.05
Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.04 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2001)
5.01*	Opinion of Fenwick & West LLP.
23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02*	Consent of Independent Accountants.
24.01*	Power of Attorney (see page II-4).

*
Previously filed.

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PROSPECTUS
TABLE OF CONTENTS
SUMMARY
Silicon Image, Inc.
The Offering
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. Other Expenses of Issuance and Distribution.
  ITEM 15. Indemnification of Directors and Officers.
  ITEM 16. Exhibits.
  ITEM 17. Undertakings.
SIGNATURES
EXHIBIT INDEX